SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                               AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d) (1) OF THE SECURITIES EXCHANGE ACT OF 1934

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                            (Name of Subject Company)

                             WHITMAN'S CANDIES, INC.
                                  WC-RMA CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.03 PER SHARE
                         (Title of Class of Securities)

                                    774678403
                      (CUSIP Number of Class of Securities)
                           --------------------------

                               MR. THOMAS S. WARD
                                  CO-PRESIDENT
                             WHITMAN'S CANDIES, INC.
                               1000 WALNUT STREET
                                    SUITE 900
                           KANSAS CITY, MISSOURI 64106
                            TELEPHONE: (816) 842-9240
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                 with a copy to:

                             DAVID W. PRESTON, ESQ.
                               LATHROP & GAGE L.C.
                              2345 GRAND BOULEVARD
                                   SUITE 2300
                           KANSAS CITY, MISSOURI 64108
                            TELEPHONE: (816) 292-2000

        WC-RMA Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Whitman's Candies, Inc., a Missouri corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, as amended (the "Schedule 14D-1") filed with the Securities and Exchange Commission on May 10, 1999 relating to the Offer by Purchaser to purchase all Shares of Rocky Mountain Chocolate Factory, Inc., a Colorado corporation (the "Company"). Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 14D-1.

ITEM 11.  Material to be Filed as Exhibits.

   Item 11 of the Schedule 14D-1 is hereby amended to revise the description of exhibit (a)(8) to reflect that the Summary Advertisement was published in The New York Times, rather than The Wall Street Journal, as follows:

   (a)(8) Summary Advertisement published in the national edition of The New York Times on May 11, 1999 (incorporated by reference to Schedule 14D-1 filed by the Purchaser and the Parent on May 10, 1999 (SEC File No. 005-38695)).


   Item 11 of the Schedule 14D-1 is also hereby amended to add the following exhibit:

   (b)(2) Commerce Bank Commitment Letter with respect to the Irrevocable Standby Letter of Credit, dated May 7, 1999.

                                    SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 1999                             WHITMAN'S CANDIES, INC.

                                                By: s/  Thomas S. Ward
                                                Name: Thomas S. Ward
                                                Title:  Co-President

                                                WC-RMA CORP.

                                                By: s/  Thomas S. Ward
                                                Name: Thomas S. Ward
                                                Title:  Co-President

                                  EXHIBIT INDEX

EXHIBIT
NUMBER

   (a)(8) Summary Advertisement published in the national edition of The New York Times on May 11, 1999 (incorporated by reference to Schedule 14D-1 filed by the Purchaser and the Parent on May 10, 1999 (SEC File No. 005-38695)).

   (b)(2) Commerce Bank Commitment Letter with respect to the Irrevocable Standby Letter of Credit, dated May 7, 1999.